UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): April 30, 2010

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[Not Applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On April 30, 2010, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended March 31, 2010. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated April 30, 2010 containing financial information and accompanying discussion for the quarter ended March 31, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: April 30, 2010

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE Exhibit 99.1

Company:	National Bancshares Corporation OTC Bulletin Board - NBOH
Contact:	David C. Vernon, President and CEO
Address:	112 West Market Street Orrville, Ohio 44667
Phone:	330-682-1010
Fax:	330-682-4644

For Immediate Release: April 30, 2010

National Bancshares Corporation Announces First Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $293,000 for the quarter ended March 31, 2010, a decrease from $573,000 for the same period in 2009. Earnings per share were $0.13 and $0.26 for March 31, 2010 and 2009, respectively.

First Quarter 2010 Business Highlights:

- The provision for loan losses increased $384,000 to $507,000 from $123,000 in the same period in 2009.
- Cash and cash equivalents increased $20.8 million to $28.8 million from $8.1 million as of December 31, 2009
- Net interest income for the quarter totaled $3,112,000, an increase of 4.0% compared to $2,993,000 for the same period in 2009.
- Mortgage banking income increased $31,000 or 155.0% to $51,000 for the quarter ended March 31, 2010 from $20,000 for the same period in 2009.
- Total deposits increased $14.6 million or 5.0% from $291.4 million as of December 31, 2009 to $306.0 million as of March 31, 2010.

First Quarter 2010 Financial Summary:

Net interest income for the quarter ended March 31, 2010 was $3,112,000, an increase of 4.0% from $2,993,000 for the same period in 2009. The increase was achieved even though lower yielding cash and cash equivalents increased by $20.8 million in the first quarter. Net interest income was impacted by the growth in average loans and deposits, a decrease in the yield on earning assets in part caused by the increase in cash and cash equivalents and a decrease in the cost of funds.

Earnings for the quarter ended March 31, 2010 were negatively impacted by the $507,000 provision for loan losses, an increase of $384,000 compared to the same period in 2009.

The increase in the provision was primarily related to the specific loss allocation, attributable to 2010 loan deterioration, on three classified loans. The three loans represent $2.8 million of the total classified loans.

Noninterest income for the quarter ended March 31, 2010 decreased to $625,000 or 3.1%, from $645,000 for the same period in 2009. The change is primarily related to the decrease in net gains recorded on the sale of securities from $152,000 in 2009 to $76,000 in 2010.

Noninterest expense for the quarter ended March 31, 2010 was $2,929,000, an increase of 7.1% from $2,735,000 for the same period in 2009. The change in noninterest expense was due primarily to an increase in salaries and benefit expense, data processing expense and occupancy expense.

March 31, 2010 Financial Condition:

Total assets increased 3.0% to $381.3 million as of March 31, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $123.5 million as of March 31, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses decreased $2.6 million to $191.5 million as of March 31, 2010, compared to $194.1 million at December 31, 2009. Deposits increased 5.0% to $306.0 million as of March 31, 2010, compared to $291.4 million at December 31, 2009. Shareholders' equity increased 2.1% to $39.7 million at March 31, 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $3.1 million as of March 31, 2010, compared to $2.5 million as of December 31, 2009.

The allowance for loan losses increased from $2,906,000 as of December 31, 2009 to $3,394,000 at March 31, 2010, or from 1.48% of total loans at year-end 2009 to 1.74% at March 31, 2010. The provision for loan losses for March 31, 2010 was $507,000, compared to $123,000 for the same period in 2009. Total nonperforming loans increased from $5.2 million as of December 31, 2009 to $6.4 million at March 31, 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due greater than 30 days, increased from $1.7 million as of December 31, 2009 to $1.9 million as of March 31, 2010. Adversely classified loans, including special mention, doubtful and substandard, decreased from $14.6 million to $14.5 million in the first quarter of 2010. The increase in the allowance for loan losses and the increase in non performing loans is directly attributable to the economic downturn which has negatively impacted the financial position and ability to service debt of some of the Bank's borrowers. Management believes the allowance for loan losses is adequate as of March 31, 2010.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Fairlawn, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, OH.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2009. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: (dollars in thousands)	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
Cash and cash equivalents	$28,832	$8,124	$15,732	$19,819	$11,340
Securities available for sale	123,539	130,241	135,222	131,329	127,718
Loans, net	191,483	194,071	183,464	178,036	179,515
Deposits	306,006	291,373	279,475	278,833	265,060
Repurchase agreements	6,893	6,105	6,782	6,799	8,122
Federal Home Loan Bank advances	25,000	27,000	27,000	24,000	25,000
Shareholders' equity	39,666	38,903	39,395	37,861	37,766
Total assets	381,325	370,228	356,773	351,226	339,530

Income Statement Data: (dollars in thousands except per share data)	Three months ended		
	Mar 31, 2010	Mar 31, 2009	Change
Interest income	$3,958	$4,208	(5.9) %
Interest expense	846	1,215	(30.4) %
Net interest income	3,112	2,993	4.0 %
Provision for loan losses	507	123	312.2 %
Net interest income after provision for loan losses	2,605	2,870	(9.2) %
Noninterest income	625	645	(3.1) %
Noninterest expense:			
Salaries and employee benefits	1,378	1,334	3.3 %
Data processing	241	216	11.6 %
Net occupancy	294	265	10.9 %
Professional and consulting fees	108	110	(1.8) %
FDIC assessment	121	117	3.4 %
Other	787	693	13.6 %
Total noninterest expense	2,929	2,735	7.1 %
Income before income taxes	301	780	(61.4) %
Income taxes	8	207	(96.1) %
Net income	$293	$573	(48.9) %
Earnings per share, basic and diluted	$0.13	$0.26	(50.0) %
Weighted average shares outstanding	2,205,973	2,202,368	

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Mar 2010	Dec 2009	Sep 2009	Jun 2009
Interest income	$3,958	$4,082	$4,026	$4,149
Interest expense	846	932	954	1,136
Net interest income	3,112	3,150	3,072	3,013
Provision for loan losses	507	902	576	228
Net interest income after provision for loan losses	2,605	2,248	2,496	2,785
Noninterest income	625	976	595	756
Noninterest expense	2,929	2,878	2,806	2,945
Income before income taxes	301	346	285	596
Income taxes	8	31	18	142
Net income	$293	$315	$267	$454
Earnings per share				
Basic and Diluted	$0.13	$0.14	$0.12	$0.21
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,205,973	2,202,721	2,202,368	2,202,368

	Mar 2009	Dec 2008	Sep 2008	Jun 2008
Interest income	$4,208	$4,311	$4,294	$4,196
Interest expense	1,215	1,375	1,451	1,433
Net interest income	2,993	2,936	2,843	2,763
Provision for loan losses	123	98	126	71
Net interest income after provision for loan losses	2,870	2,838	2,717	2,692
Noninterest income	645	609	615	517
Noninterest expense	2,735	2,606	2,554	2,524
Income before income taxes	780	841	778	685
Income taxes	207	226	204	171
Net income	$573	$615	$574	$514
Earnings per share				
Basic and Diluted	$0.26	$0.28	$0.26	$0.23
Cash dividends per share	$0.08	$0.16	$0.16	$0.16
Weighted average shares outstanding	2,202,368	2,202,368	2,202,368	2,202,368